

December 9, 2013

Via E-mail
Steven C. Quay
Chairman and Chief Executive Officer
Atossa Genetics Inc.
1616 Eastlake Ave. East, Suite 510
Seattle, Washington 98102

> **Re:** **Atossa Genetics Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-192285**

Dear Mr. Quay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Voluntary Product Recall, page 3

1. Please expand the disclosure in this section to disclose that virtually all of your revenue was generated from the ForeCYTE products and services and that you do not expect to generate any significant revenue during the recall while you are seeking additional regulatory clearance for the ForeCYTE test. We note the disclosure in the penultimate bullet point on page 43 of your Form 10-Q filed on November 12, 2013.

Exhibit 5.1

2. Please file an opinion that does not refer to shares "issuable" and "once the Shares have been issued" on securities that are outstanding. In this regard, we note the references in the first and third paragraphs of the opinion; however, you disclose throughout your filing that you have issued 375,000 of the 4,200,000 shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Ryan A. Murr